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SEC FILE NUMBER
8-51291

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hantz Financial Services, Inc. (a Wholly Owned Subsidiary of Hantz Group Inc.)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26200 American Dr. Fifth Floor
(No. and Street)

Southfield (City) MI (State) 48034 (Zip Code)

SEC Mail Processing
MAR 01 2022
Washington, DC

PERSON TO CONTACT WITH REGARD TO THIS FILING

Renee Yaroch (Name) 248-304-2855 (Area Code – Telephone Number) Renee.Yaroch@Hantzgroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

2601 Cambridge Ct. Suite 500 (Address) Auburn Hills (City) MI (State) 48326 (Zip Code)

October 20, 2003 (Date of Registration with PCAOB)(if applicable) 166 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Renee Yaroch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hantz Financial Services (a Wholly Owned Sub of Hantz Group Inc.) as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MICHELLE BENMAN
Notary Public, Wayne Co., MI
My Commission Expires Jan. 30, 2026
Acting in OAKLAND Co.

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

TABLE OF CONTENTS

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hantz Financial Services, Inc. as of December 31, 2021; the related statements of income, changes in stockholder's equity, and cash flows for the year then ended; and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hantz Financial Services, Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hantz Financial Services, Inc.'s management. Our responsibility is to express an opinion on Hantz Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hantz Financial Services, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Hantz Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Hantz Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Hantz Financial Services, Inc.'s auditor since 2014.
Auburn Hills, Michigan
February 21, 2022

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets		
Cash and cash equivalents	$	19,889,871
Cash segregated for benefit of customers		-
Accounts receivable for marketing support		2,016,715
Commissions receivable		5,115,677
Notes receivable, employees		324,479
Right of use asset		412,133
Deferred income tax asset		-
Deposits with clearing organizations		95,046
Total assets	**$**	**27,853,921**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Amounts due to clearing organizations	$	-
Accrued compensation		3,602,393
Accounts payable and accrued expenses		349,743
Taxes payable		-
Due to affiliate		278,652
Lease liability		421,665
Total liabilities	**$**	**4,652,453**
Stockholder's equity		
Common stock, no par value; 10,020,000 shares authorized, 1,000 shares issued and outstanding	$	533,121
Retained earnings		22,668,347
Total stockholder's equity	**$**	**23,201,468**
Total liabilities and stockholder's equity	**$**	**27,853,921**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.

(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Revenue	
Commissions	$ 52,362,824
Investment and advisory fees	38,561,644
Marketing support	4,669,920
Mortgage revenue	10,448,745
Plan processing fees	2,126,730
Financial planning fees	1,379,913
Other	381,235
Total revenue	**109,931,011**
Expenses	
Compensation, commissions and benefits	52,207,896
Management fees	4,059,604
Communications and data processing	3,557,823
Occupancy	2,420,317
Office expenses	754,152
Professional fees	1,268,769
Licensing	472,706
Other	1,386,594
Total expenses	**66,127,861**
Operating income	**43,803,150**
Interest income	10,444
Income before tax expense allocation from Parent	**43,813,594**
Income tax expense allocated from parent	65,304
Net income	**$ 43,748,290**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, January 1, 2021	1,000	$ 533,121	$ 21,420,057	$ 21,953,178
Dividends paid to Parent	-	-	(42,500,000)	$ (42,500,000)
Net income	-	-	43,748,290	43,748,290
Balances, December 31, 2021	1,000	$ 533,121	$ 22,668,347	$ 23,201,468

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

[redacted] STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities	
Net income	$ 43,748,290
Adjustment to reconcile net income to net cash provided by operating activities	
Deferred taxes	65,304
Net changes in operating assets and liabilities which (used) provided cash	
Cash segregated for benefit of customers	-
Accounts receivable for marketing support	(59,576)
Commissions receivable	(1,059,812)
Amounts due to clearing organizations	-
Accrued compensation	573,473
Net change in operating lease assets and liabilities	3,178
Taxes payable to parent	(265,470)
Accounts payable and accrued expenses	107,988
Change in due to/from affiliate	278,548
Net cash provided by operating activities	**43,391,923**
Cash provided by investing activities	
Issuance of note receivable, employee	-
Collections of note receivable, employee	67,860
Net cash provided by investing activities	**67,860**
Cash used in financing activities	
Distributions paid to Parent	(42,500,000)
Net increase in cash and cash equivalents	**959,783**
Cash and cash equivalents, January 1, 2021	18,930,088
Cash and cash equivalents, December 31, 2021	**$ 19,889,871**
Supplemental cash flows information	
Cash paid to Parent during the year for income tax allocation	**$ 182,016**

The accompanying notes are an integral part of these financial statements.

HANTZ FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Hantz Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Hantz Financial Services, Inc. (the "Company") is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's revenues are primarily generated through the sale of financial products and investment advisory services, including financial planning and investment portfolio management services. The Company's customers are primarily individuals and small businesses located predominantly in the states of Michigan and Ohio. The Company is also a licensed mortgage broker.

The Company is a Michigan Corporation that is a wholly owned subsidiary of ***Hantz Group, Inc.*** (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting year. Actual results could differ from those estimates. Significant estimates include but are not limited to commission receivables and accrued compensation.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits in banks. The Company holds deposits in major financial institutions in excess of federally insured limits. Management does not believe the Company is exposed to any significant interest rate or other financial risk as a result of these deposits.

Cash Segregated for Benefit of Customers
The Company has a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2021, the balance in the account is $0.00. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities the Company is claiming exemption under k(2)(i) and k(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934.

Commission and Marketing Support Receivables
Receivables consist primarily of amounts due from commissions and marketing support revenue earned from the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2021.

Revenue Recognition

Company revenues are a result of commissions and fees on financial transactions. The Company views these financial transactions as a single performance obligation to the product sponsors. Commissions are recorded on a trade-date basis.

Financial planning fees are recognized monthly in accordance with the terms of the client agreements. If an annual payment is received in advance, the company has a contract asset and liability. This is recorded as an unearned revenue liability and a receivable for employee compensation. The company has no other contract assets or liabilities.

Investment and advisory fees are billed to the client on a monthly basis in advance and recorded as earned on a monthly basis.

Marketing support is revenue generated for providing marketing services for certain product companies. The amount of the marketing fee can be based on a stated percentage of new purchases and/or assets under management.

Financial plan processing revenue is received from an affiliated company for plan processing services. Revenue is recorded when the service is completed.

Mortgage revenue is recognized when mortgages are closed. The company acts as a mortgage broker to clients and earns commissions and fees when the mortgage closes.

Concentrations

The Company's operating philosophy relies extensively, albeit not exclusively, on the use of a limited number of preferred investment and insurance product providers. The Company receives marketing support revenue based on the volume traded through the investment and insurance providers. In 2021, 93% of commission revenue was from five product providers and 90% of marketing support revenue was from four product providers.

Income Tax Allocation from Parent

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Effective January 1, 2021, the Parent and the Company made an election to be treated as an S Corporation and a qualified subchapter S subsidiary, respectively, under the Internal Revenue Code. Due to the parent and the Company making an election to be treated as an S Corporation and a qualified subchapter S subsidiary, respectively, under the Internal Revenue Code, the current year income tax expense (Income tax allocation from parent) is the result of eliminating the deferred income tax asset from last year.

Leases

Hantz Financial Services has an obligation as a lessee for office space. The company classifies this lease as an operating lease. The lease is for five years with a renewal term of five years. The company is reasonably certain to renew the option so it was included in determining the right-of-use-asset value. The lease requires the company to pay for their proportionate share of the buildings operating expenses. These payments are not included in

the lease payments and were not used to determine the lease liability and are recognized as variable costs when incurred.

Year Ending December 31	Total HFS Non-Cancelable Operating Leases
2022	76,255
2023	81,975
2024	81,975
2025	81,975
2026	81,975
2027	81,975
Total payments due	$486,130

The total lease payments are $486,130. The present value of the total lease payments discounted at 4.75% is the lease liability of $421,665.

2. RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, the Parent provides accounting, administrative and managerial services to the Company. Amounts charged for these services by the Parent result from an allocation of actual costs based on the percentage of the actual prior year revenue of the Company in relation to the actual prior year revenue generated by other subsidiaries. The cost allocated for management services was $4,059,604 during 2021. The Company was also allocated $2,468,490 in additional operating and administrative costs from the Parent. In addition, software utilized for processing securities transactions was developed for the Company by Hantz Technology, L.L.C., in which the Parent is the sole member. Total expense incurred in connection with these technology charges was $2,790,703 during 2021. The Company also leases office space under various short term operating leases with its Parent who in turn leases these facilities from both related and unrelated third parties. Net short term rental expense on operating leases from related parties was $1,981,013.

The Company received revenue for plan processing services provided to an affiliate. In 2021, the revenue was $2,126,730 for these services.

No interest is charged on the $278,652 due to affiliate balance which is due on demand and expected to be paid in 2022.

NOTES TO FINANCIAL STATEMENTS

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital in an amount which is the greater of $100,000 or 6.67% of aggregate indebtedness, which is $282,688 at December 31, 2021, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $18,480,381 which was $18,197,693 in excess of the required amount of net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 0.23 to 1 as of December 31, 2021.

4. EMPLOYEE BENEFIT PLAN

The Company participates in a deferred compensation retirement plan sponsored by the Parent qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute a portion of gross compensation into the retirement plan up to the maximum determined by the Internal Revenue Code. Matching contributions to the plan are determined annually at the discretion of the Board of Directors. The Company did not make any matching contributions to the plan in 2021.

5. INCOME TAX ALLOCATION FROM PARENT

The income tax allocation from parent consists of the following components for the year ended December 31, 2021:

Current federal provision	$ 0
Deferred federal provision	54,585
Total federal income tax provision	**54,585**
Current state provision	0
Deferred state provision	10,719
Total state income tax provision	**10,719**
Income tax allocation from parent	**$ 65,304**

The components of deferred income taxes reported in the accompanying statement of financial condition are comprised of the following amounts at December 31, 2021:

Deferred tax asset	$ 0
Deferred tax liability	0
Net deferred tax Asset	**$ 0**

The Company has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2021, and it is not aware of any claims for such amounts by federal or state income tax authorities on the Parent company that would require recording an allocation of such on the Company's financial statements.

6. CONTINGENCIES

From time to time, the Company is party to various litigation and other claims arising in the normal course of business. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The company has evaluated events that occurred subsequent to year-end through February 21, 2022 the date the financial statements were issued, to determine whether events required recognition or disclosure in the 2021 financial statements as required by authoritative guidance.

■ ■ ■ ■ ■

SUPPLEMENTARY SCHEDULE

HANTZ FINANCIAL SERVICES, INC.
(a Wholly Owned Subsidiary of Hantz Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2021

Net capital		
Total stockholder's equity		$ 23,201,468
Deductions		
Non-allowable assets		
Commissions and marketing support receivables greater than 30 days	$ 4,387,542	
Note receivable, employee	324,479	
Other assets - Due from affiliate	9,066	
Deferred income tax asset	-	
Total deductions		**4,721,087**
Net capital		**$ 18,480,381**
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued compensation	$ 3,602,393	
Accounts payable, accrued expenses, and amounts due to clearing organizations	637,927	
Total aggregate indebtedness		**$ 4,240,320**
Computation of basic net capital requirement		
Minimum dollar net capital requirement		$ 282,688
Excess net capital		$ 18,197,693
Excess net capital at 1000%		$ 18,056,349
Ratio of aggregate indebtedness to net capital		0.23:1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021)		
Net capital, as reported in Company's Part II (unaudited) FOCUS		$ 18,480,381
Net capital, per above		**$ 18,480,381**

Note: There were no material differences between this schedule and the company's unaudited FOCUS report filed February 21, 2022

plante moran

Plante & Moran, PLLC
Suite 500
2601 Cambridge Court
Auburn Hills, MI 48326
Tel: 248.375.7100
Fax: 248.375.7101
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Hantz Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hantz Financial Services, Inc. identified the following provisions of 17 C.F.R. §24015c3-3(k) under which Hantz Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Hantz Financial Services, Inc. stated that Hantz Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hantz Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hantz Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 21, 2022

HANTZ FINANCIAL SERVICES, INC.

26200 AMERICAN DRIVE
SOUTHFIELD, MI 48034

HANTZFINANCIAL®

HANTZ FINANCIAL SERVICES, INC.

EXEMPTION REPORT

February 21, 2022

Hantz Financial Services, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. paragraph 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. paragraph 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. paragraph 240.15c3-3 under the following provisions of 17 C.F.R. paragraph 240.15c3-3 (k)(2): (i) and (ii)

2. The Company met the identified exemption provisions in 17 C.F.R. paragraph 240.15c3-3(k) throughout the most recent fiscal year without exception.

Hantz Financial Services, Inc.
I, Renee Yaroch, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Renee Yaroch, Chief Financial Officer

2-21-2022

Date